PROPOSAL

RESOLVED: The shareholders of USLIFE Income Fund, Inc. ("Fund") recommend that the Fund's Board of Directors ("Board") terminate the investment advisory agreement between the Fund and the Variable Annuity Life Insurance Company ("Adviser") and solicit competitive proposals for a new investment adviser who will seek to invest the Fund's assets in equity securities as well as fixed income securities.

                        SUPPORTING STATEMENT

Since 1982, US equity markets have witnessed astounding returns in the most aggressive and long-lived bull market in history. Despite this fact, the Adviser and Fund management appear content to remain invested entirely in fixed income securities, thus yielding only a fraction of the profits otherwise recognized in the market. Moreover, the bulk of the Fund's returns have been taxed to shareholders at ordinary income tax rates rather than the more favorable capital gains rate. As the Fund's largest shareholder, Ernest Horejsi Trust No. 1B ("Trust") believes the Adviser and Fund management were remiss in their obligation to maximize total return and should have modified the Fund's investment objective so as to take advantage of the market's extraordinary growth.

The Fund's objective should be to maximize after-tax return. Although investing in common stocks necessarily results in a more volatile net asset value, the Trust believes the surest way to achieve greater total return is to focus not just on fixed income securities, as the Adviser has done exclusively in the past, but to implement a balanced approach in which the Fund invests in other types of securities, including common stock, that have a potential for greater after-tax return. As long as the Adviser runs the show, this will not happen. While your vote for the Proposal may not itself cause the Fund to change its current investment objectives, the Trust hopes it will result in the engagement of a new investment adviser who is more likely to advocate and seek such change.

As of July 21, 1999, the Trust owned 5.62% of the Fund's shares and was increasing its position daily. If the Proposal is not enacted, the Trust intends to increase its ownership until it is able to effectively influence the Board to implement the Proposal. The Trust invested in the Fund for the "long-haul" and suggests that shareholders not having a similar investment objective may be better served in a different mutual fund. The Trust is part of a group of affiliated entities that recently took control of another closed-end fund, Preferred Income Management Fund, and thus the group has considerable experience and success in bringing such changes to bear.

Implementing the Proposal is likely to significantly reduce the Fund's historic dividend. However, the Trust is confident that the Proposal will better serve all shareholders in the long-haul. We hope shareholders will join with us in voting to terminate the Adviser's contract and solicit competitive proposals for a new investment adviser.